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THRONE

The Connected Bathroom Network Bringing Public Bathrooms into the 21st Century

thronelabs.co Washington DC

Highlights

1. World-class team from Uber, Meta, Allied Portable Toilets, UPenn & Stanford
2. Positioned to own the $122B market opportunity

3. $25M ARR in the sales pipeline (not guaranteed)

4. $65K average contract size

5. 15k+ flushes & counting!

6. Powered by IoT sensors, touchless fixtures, and data-driven servicing

---

Our Team



Fletcher Wilson Co-founder, CEO

Serial entrepreneur. First named on 50 patents. Former InterVene Founder & CEO backed by top VCs and strategics (raised $30M). UPenn, BS Engineering. Stanford, MS Engineering.



Jessica Heinzelman Co-founder, COO

Marketing and operations whiz. Ex-Meta. VP of Growth at Nivi; grew user base from 50K to 990K. Managed strategic development partnerships with UN agencies. Advised US and UK-backed World Bank projects. Smith College, BA. Tufts, MA.



Ben Clark Co-founder, VP R&D

Scale pro. Inventor on 70+ patents. Early at 2 MedTech startups - one exit to Medtronic > $800M and an exit to Johnson & Johnson. Specializes in transferring new products from R&D to early production for large-scale launch. Mechanical Engineering, BS.



Shyanne Telfer General Manager

Design implementation & supply chain genius. Ex-Uber. 15 years experience working with Fortune 100 companies, unicorns, early-stage startups, and SMEs. Logistics and Supply Chain Management, MSc.



Tee Valentine Co-founder, Advisor

Business mogul. Owner of Allied Portable Toilets. Founder of River City Corp. Board member and advisor to a $400M revenue transportation and logistics company. UNC - Chapel Hill, BA. University of Virginia, MBA.



John Epley Co-founder, Advisor

Industry veteran. Owner of Allied Portable Toilets. Ex-investment banker. Former Head of M&A of a $600M revenue industrial holding company. Former CFO of a $110M asset-backed credit facility. Harvard, BA. Columbia, MBA.

Why Throne?

Thrones are the smart, clean, connected bathrooms of the future.

We're bringing bathrooms into the 21st century for the 200M+ Americans who use public restrooms every week, representing a $122B market opportunity.


The state of public bathrooms is dire


A
WOMEN
MEN


200M Americans
use public bathrooms every week...
and yet there are only
8 public toilets / 100K people

The facts are simple, there are not enough public bathrooms in the United States. Every week, 200M Americans use a public bathroom, yet for every 100,000 of us, there are only 8 public toilets. Comparatively, Canada and New Zealand have 18 and 45 per 100,000 respectively.


24 WA
24 MT
5 ND
24 MN
22 OR
10 ID
44 WY
35 SD
14 WI
11 MI
13 NE
16 IA
7 NV
19 UT
22 CO
8 KS
6 MO
5 IL
4 IN
7 OH
13 CA
9 AZ
11 NM
8 OK
2 AR
2 KY
3 TN
3 TX
1 LA
1 MS
4 AL
3 GA
6 SC
6 FL
5 NC
7 VA
6 WV
6 PA
5 NY
8 VT
10 NH
10 ME
4 MA
6 RI
6 CT
4 NJ
3 DE
6 MD
19 AK
23 HI
TOILETS PER 100K POPULATION
FEWEST
MOST
This image is licensed under the Creative Commons Attribution-Share Alike 4.0 International License - www.creativecommons.org/licenses/by-sa/4.0

We're talking about the parents who have to leave the park with their kids to find a bathroom, the Uber and Doordash drivers who have to beg restaurants to use theirs, the tourists who have to buy a coffee just to get access to one. Everyone's been there, desperate for a bathroom.

And when we can find one...we're afraid to go in.

Throne is dedicated to solving the urgent public bathroom problem for all.

After decades of underinvestment... **cities, companies, and consumers** are feeling the pain



NYC Council committee to vote on bills aiming for more public bathrooms, greenways
NYC
The Official Website of the City of New York
No Toilet Facility for Customers
Amazon finally acknowledges delivery driver bathroom problem
amazon
me telling everyone i know that you can report nyc food establishments with more than 20 seats that don't provide a bathroom

Cities are trying to keep up with demands, at an enormous cost to taxpayers. They're spending upwards of $1M to build a single toilet - and that doesn't include the costs of ongoing service. It's insane. The problem also extends to companies with mobile workforces, who are struggling to provide adequate bathroom accommodations for their employees and drivers.

To combat this crisis, cities and companies are looking for better, more efficient solutions. And that's where Throne comes in.

Throne is building the **clean connected bathroom network**


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Thrones are flexible, delightful, and smart, making them useful and affordable for an expansive set of potential customers, enabling a future where a bathroom is never more than 5 minutes away.


Introducing Throne's
smart bathroom platform
Loveable bathrooms
Self-Contained
Thrones require no connection to water, sewer or power, eliminating installation costs
Delightful
Running water sink, flushing toilet, robust ventilation & touchless fixtures make Throne feel pleasant & familiar
Smart & Accountable
A suite of IoT sensors, real time user feedback & automated firmware systems give rise to an accountable user base & hyper-efficient service
throne
Your Clean Bathroom



Thrones are flexible! - requiring no connection to water, sewer or power, so they can be placed anywhere, anytime. We've essentially eliminated the installation costs of public restrooms, saving cities and companies hundreds of thousands of dollars per toilet, while remaining free for users.

Throne eliminates **outrageous costs** for the traditional public bathroom

By drastically changing the cost structure, we are meaningfully expanding access to clean bathrooms.



LOO-NACY!
Government waste means just FIVE public toilets will cost a shocking $5.3 million
PAGES 4-5
20X
more value
$5.3M
100 Thrones & on-demand installation
$5.3M
5 toilets & years of installation
Leading Low-Cost Public Bathroom
throne



User Feedback
As-Needed Service


Real Time Sensor Data
throne
CENTRAL
Uses per Day per Throne
Fresh Water

Thrones are smart! A suite of IoT sensors, real time user feedback, and automated firmware systems drastically lower the cost of operating public bathrooms by creating a user base with built in accountability, and a responsive, data driven service scheme that is hyper-efficient.

Throne is on a mission to make loveable public bathrooms


Bathroom
PHOTO

And using a Throne is simple. Users can enter a Throne in seconds by scanning a QR code and sending a pre-populated text message. Alternate entry methods include a Throne tap card and our mobile app.

Thrones are delightful! When you enter a Throne, you're met with a porcelain flushing toilet, an automatic soap dispenser and sink, robust ventilation and air conditioning, proper lighting, and an aesthetically pleasing interior for a truly lovable experience.



All of this pays off, and we have the user satisfaction to prove it. As a user put it, Throne is "the cleanest, coolest restroom ever."

We make bathrooms fun! Some Throne Cities pay extra to wrap Thrones in designs by local artists, turning Throne bathrooms into functional public art.




Tell us what you think...
Do your neighborhood parks need more restrooms?
We need more!
We're good.
The Capitol Riverfront BID is partnering with Throne to expand restroom access! To learn more about the Throne network, phone-less entry options, and ADA units (coming soon!) visit www.thronelabs.co
throne

Throne is positioned to own the **$122B market opportunity**

200M Americans use public bathrooms 1-5 times a week

$3.90 Revenue/flush at a public bathroom

$122B US public bathroom market opportunity

(1) Public bathroom utilization from Bradley Corp. 2019 restroom survey
(2) Based on median usage of 3 times per week
(3) Willingness to pay based on current Throne pricing validated w/ initial municipal customers ($4,500 / month for 26-50 uses per day)
(4) Market opportunity projections are forward looking and do not constitute predictions of captured revenue and cannot be guaranteed

Every week, hundreds of millions of Americans use public bathrooms at least one to five times. And every time someone uses a Throne, we capture about ~$3.90 from the hosting customer. We're building a network with the goal of capturing a $122B market opportunity in the US alone!

And it's working in a **big way**!



15K+
Flushes & counting...
$65K
Average contract size
$25M
Pipeline value (ARR)
*Pipeline value is potential sales value and is not guaranteed

Our partners **love** Throne!

CAPITOL RIVERFRONT

MOUNT RAINIER MARYLAND


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"Throne is a uniquely scalable solution to the bathroom shortage problem that can complement the city's efforts."

Steven Soifer
President, American Restroom Association



"We chose Throne because their presentation is more professional and fun than porta-potties! They don't scream portable restroom in the middle of our beautiful downtowns."

Celina Benitez
Mayor, Mount Rainier, Maryland



"Throne allowed us to provide a really nice bathroom experience without having to take on a major planning process or any additional operational burden."

Bonnie Trein
VP Operations & Marketing, Capitol Riverfront

15,000 flushes and counting

We're putting Thrones everywhere - in parks, urban centers, parking lots, transit stops, outdoor bars, and more. We've even deployed outside the National Portrait Gallery and on the National Mall. And we're just getting started.












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World-class team with **70+ patents** & track record of **building companies to exit**







Fletcher Wilson
CEO + Co-Founder

Serial entrepreneur. Named on 50 patents. Former InterVene Founder & CEO backed by top VCs and strategics (raised $30M). UPenn, BS Engineering. Stanford, MS Engineering.



Jess Heinzelman
COO + Co-Founder

Marketing and operations whiz. Ex-Meta. VP of Growth at Nivi; grew user base from 50K to 990K. Managed strategic development partnerships with UN agencies. Advised US and UK-backed World Bank projects. Smith College, BA. Tufts, MA.



Ben Clark
VP R&D + Co-Founder

Scale pro. Inventor on 70+ patents. Early at 2 MedTech startups - one exit to Medtronic > $800M and another exit to Johnson & Johnson. Specializes in transferring new products from R&D to early production for large-scale market launch. Mechanical Engineering, BS.



Shyenne Telfar
General Manager

Design implementation & supply chain genius. Ex-Uber. 15 years experience working with Fortune 100 companies, unicorns, early-stage startups, and SMEs. Logistics and Supply Chain Management, MSc.



Tee Valentine
Co-Founder + Advisor

Business mogul. Owner of Allied Portable Toilets. Founder of River City Corp. Board member and advisor to a $400M revenue transportation and logistics company. UNC - Chapel Hill, BA. University of Virginia, MBA.



John Epley
Co-Founder + Advisor

Industry veteran. Owner of Allied Portable Toilets. Ex-investment banker. Former Head of M&A of a $600M revenue industrial holding company. Former CFO of a $110M asset-backed credit facility. Harvard, BA. Columbia, MBA.

Uber · Stanford University · Allied Portable Toilets · Penn University of Pennsylvania · Meta · Medtronic · Harvard University

Our team's track record speaks for itself. We've been named on over 70 patents and have experience building companies to massive exits including an $800M exit to Medtronic and another to Johnson & Johnson. We're bringing our experience from some of the biggest companies in the world including Meta and Uber, and we're positioned to make Throne a disruptive and foundational company

company.

After $6M invested into R&D, Throne is positioned to **scale profitably**


Product Development
Real World Deployments
Scalable Manufacturing Partnership
Initials Sales & Commercial Launch
Scale to Profitability
Join the Ride!
Developed and filed patents on proprietary smart modular bathroom and software architecture
Deployed and tested Thrones to gain insights into market opportunities and operational playbooks
Partnered with Satellite Industries to ensure we can scale with quality and speed
Booked initial paid municipal contracts and built an attractive sales pipeline across the country
All the pieces are in place to convert sales pipeline into high retention recurring revenue, and expand with geographic ubiquity

We are scaling with the **largest player in portable sanitation**


Satellite
Highlights
→ Satellite Industries is the market leader in portable sanitation manufacturing
→ US-based manufacturing



→ Co-development of ADA Throne model (Throne retains IP rights)

→ Stage-favorable financing terms

Our manufacturing partner - Satellite Industries - is the #1 market leader in portable sanitation manufacturing, with an extensive sales infrastructure and reach. Thanks to their confidence in Throne's massive potential, we have secured favorable manufacturing financing terms. With $6 million invested into research and development to date, filed patents, real-world deployments, a scalable manufacturing partnership, and a 2023 commercial launch, Throne is ready to take off!

Our **$25M pipeline** includes...

The biggest cities and metros

6M+ people
$7.9M pipeline ARR

8M+ people
$9.1M pipeline ARR

122K+ people
$775k pipeline ARR

...and the largest organizations.

Major metro transit agency
$2.5M pipeline ARR

Driverless rideshare company
$3.8M pipeline ARR

On-demand delivery company
$500K pipeline ARR

*Pipeline value is potential sales value and is not guaranteed




Your clean bathroom
3215
GEORGETOWN
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Throne is **the foundational infrastructure model** with healthy margins and insane payback


Hardware Payback on Contribution Margin
Cumulative CM Payback
CAC
ROI
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
-$50,000
10.0X
9.0X
8.0X
7.0X
6.0X
5.0X
4.0X
3.0X
2.0X
1.0X
(1.0X)
Upfront
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7
Year 8
Year 9
Year 10
1 Year payback
on a 10-year Throne
*Margins and payback represent at scale projections

* Forward looking projections cannot be guaranteed.

As demand continues to grow and as we scale Throne, we'll be on track to achieve extremely positive margins leading to an insane payback period. Our model scales to a 1 year payback on a 10 year lifetime of a Throne. In other words, each Throne will pay for itself relatively quickly, and then become a profit machine for the better part of a decade. And that is the economic engine that fuels Throne's long term business model.


We're reimagining an industry like
the biggest disruptors of our time


Transportation
Reimagined transportation with a connected network of cars & drivers
Uber
$82.4B valuation at IPO
Lodging
Reimagined the hotel industry with a connected network of homes
airbnb
$47B valuation at IPO
Sanitation
Reimagining public sanitation with a connected network of bathrooms
throne
A foundational company

Thrones are the next generation of public bathrooms, reimagining the industry much like the biggest disruptors of our time. Imagine if finding a bathroom was as easy as booking a car, or a rental. With Throne, lovable, easy-to-find public bathrooms can be possible.

We're poised for massive growth & **now is the time to invest!**

People, cities and companies are taking notice. Our pipeline is robust and only growing, and we're positioned to build a foundational infrastructure company that will change the way we go forever. Now is the time to invest in Throne.



Make loveable public bathrooms a thing
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*Only $1.235M of this round will be raised on Wefunder